UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1
TO
ANNUAL REPORT

of

JAPAN FINANCE CORPORATION FOR
MUNICIPAL ENTERPRISES

(Name of Registrant)

Date of end of last fiscal year: March 31, 2006

SECURITIES REGISTERED*

(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of Issue	is effective	which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

Stanley F. Farrar
Sullivan & Cromwell LLP
Otemachi First Square
5-1, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

*	The registrant is filing annual report on a voluntary basis.

SIGNATURE
EXHIBIT INDEX
EX-5.A OPINION & CONSENT OF NAGASHIMA OHNO & TSUNEMATSU
EX-5.B NAMES & ADDRESSES OF THE UNDERWRITERS
EX-5.C UNDERWRITING AGREEMENT
EX-5.D FISCAL AGENCY AGREEMENT
EX-5.E SCHEDULE OF EXPENSES

     In connection with the offer, issuance and sale by Japan Finance Corporation for Municipal Enterprises (“JFM”) of its 5.00% Guaranteed Bonds Due May 16, 2017 (the “Securities”), the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2006 (the “Annual Report”) as follows:

1.	The following additional exhibits are hereby added to the Annual Report:

Exhibit
Number		Description

5.	A.	Opinion, including consent and address, of Nagashima Ohno & Tsunematsu, Japanese counsel to JFM and Japan, in respect of the validity of the Securities

	B.	The names and addresses of the Underwriters of the Securities

	C.	Underwriting Agreement, dated May 10, 2007 relating to the Securities and guarantee thereof

	D.	Fiscal Agency Agreement, dated as of May 10, 2007 relating to the Securities and guarantee thereof (with the forms of Security and guarantee attached)

	E.	Schedule of expenses incurred or borne by or for the account of JFM in connection with the sale of the Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan on the l0th day of May, 2007.

JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES

By	/s/ Takeshi Iijima Name: Takeshi Iijima Title: Senior Executive Director

EXHIBIT INDEX

Exhibit
Number		Description

5.	A.	Opinion, including consent and address, of Nagashima Ohno & Tsunematsu, Japanese counsel to JFM and Japan, in respect of the validity of the Securities

	B.	The names and addresses of the Underwriters of the Securities

	C.	Underwriting Agreement, dated May 10, 2007, relating to the Securities and guarantee thereof

	D.	Fiscal Agency Agreement, dated May 10, 2007, relating to the Securities and guarantee thereof (with the forms of Security and guarantee attached)

	E.	Schedule of expenses incurred or borne by or for the account of JFM in connection with the sale of the Securities